

Mail Stop 4631

September 18, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Todd R. Moore
Executive Vice President, General Counsel and Secretary
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

> **Re:** **NCI Building Systems, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 10, 2009**
> **File No. 333-161842**
>
> **Schedule TO**
> **Filed September 10, 2009**
> **File No. 005-43166**

Dear Mr. Moore:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Communications filed under Rule 425</u>

1. Please note that the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 does not apply to statements made in connection with a tender offer. *See* Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A

telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" and do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

Schedule TO

2. Please tell us what consideration was given to including CD&R Fund and CD&R as bidders in the exchange offer. We note that CD&R played a significant role in initiating, structuring and negotiating the exchange offer, is providing the financing for the exchange offer, and would control 68.5% of the voting power after the exchange offer. In addition, we note that on page 86 you state that prior to the closing all directors other than the CEO will resign with vacancies to be designated by CD&R and under the stockholders agreement, CD&R will continue to have control over a majority of the board including the lead director. In addition to these entities, other persons who or entities which control them may also need to be included as bidders in the offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

3. We note that you refer readers to information that has been previously filed with the Commission on EDGAR. See, for example, your reference to the Form 8-K and the Form 10-Q in response to Item 10(a). Please be advised that Schedule TO limits your ability to incorporate by reference to those items that have been filed as an exhibit. Accordingly, please revise Item 12 of your Schedule TO to include the information that has been previously filed with the Commission on EGDAR as an exhibit to the Schedule TO pursuant to General Instruction F of Schedule TO.

Registration Statement on Form S-4

General

4. We note that you entered into a lock-up and voting agreement with note holders holding more than 79% of the aggregate principal amount of convertible notes, pursuant to which these note holders agreed, among other things, to tender their convertible notes in the exchange offer and not withdraw those notes. We also note that each of these note holders granted you an irrevocable proxy to fulfill the note

holder's obligations under this agreement. We further note that you entered into this agreement with note holders prior to the commencement of the exchange offer, which began when you filed the subject registration statement on September 10, 2009. It appears that the investors who entered into the lock-up and voting agreement have already made an investment decision with respect to the securities that are the subject of this agreement. Please provide a legal analysis addressing why you believe it is appropriate to register the exchange offer on this Form S-4 at this time. In responding, please provide us with information regarding the number of note holders contacted, the nature of these note holders (i.e., QIBs, accredited investors, etc.), and the percentage of the convertible notes held by each of these note holders. To the extent applicable, please also address how any communications with note holders who refused to sign the lock-up agreement did not constitute an offer.

Registration Statement Cover Page

5. The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus and tender offer materials are both filed and sent to security holders. Please revise or advise us as to the date upon which these materials were sent to security holders.

Prospectus Cover Page

6. We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the "red herring" legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Table of Contents, page i

7. Please remove the implication in the first sentence of the second paragraph on page v that the information contained in the prospectus is not complete.

8. We note the disclosure in the third paragraph on page v and have the following
    comments:

    - Please be advised that the disclosure in your prospectus regarding the contents of
      any document should be materially complete. Please revise accordingly.

    - Please be advised that you may not qualify information in the prospectus in this
      manner unless incorporation by reference or a summary of a document filed as an
      exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.
      Please also comply with this comment in the fourth full paragraph on page 60
      under "Opinion of Greenhill Relating to the CD&R Investment," and in the
      introductory paragraphs to the sections entitled "The Investment Agreement" on
      page 66, "Stockholders Agreement" on page 97, "Registration Rights Agreement"
      on page 105, "Indemnification Agreement" on page 109, "Form of Amended
      Credit Agreement" on page 112, "ABL Term Sheet" on page 115, "Lock-Up
      Agreement" on page 116, "The Prepackaged Plan" on page 142 and "Summary of
      Distributions under the Prepackaged Plan" on page 147.

9. We note the disclosure in the fourth paragraph on page v. Please revise to remove the
    implication that you are disclaiming responsibility for information included in the
    prospectus.

Questions and Answers and the Restructuring, page 1

In what circumstances will we file the prepackaged plan…, page 2

10. We note the disclosure in the first paragraph regarding the required approvals for the
    prepackaged plan. We also the note the disclosure under "What is the lock-up
    agreement?" on page 3. In light of this agreement, please disclose the remaining
    votes needed to approve the prepackaged plan.

What are the expected results of the restructuring…, page 3

11. We note that you have had discussions with prospective lenders. Please disclose
    whether you have obtained any loan commitment letters and if so, describe the terms
    and file the commitment letter as an exhibit to the registration statement.

What will I receive in this exchange offer…, page 4

12. Please disclose the percentage of consideration that note holders will receive in the
    restructuring as compared to the amount they would otherwise be entitled to receive if
    all amounts due under the convertible notes were paid in full. In this regard, we note
    the disclosure in the table on page 145.

Who is eligible to vote for the prepackaged plan?, page 8

13. Please revise, here or in another appropriate section, to describe the consequences of being classified as impaired or unimpaired. For example, only impaired creditors will be given the opportunity to vote on the plan and have the right to object to the plan until approved by the bankruptcy court.

What vote is needed to confirm the prepackaged plan, page 9

14. Please revise to address how you determined that the rights of existing common stockholders are unimpaired given the dilutive effect to common stockholders of the issuance of the Series B convertible preferred stock.

Pro Forma Capitalization, page 13

15. We note that CD&R Fund would receive 250,000 shares of Series B convertible preferred. Please also estimate the number of shares of common shares that would be issuable based on the current conversion price.

Certain U.S. Federal Income Tax Considerations, page 16

16. Please revise this heading and the paragraph to clarify that this section discusses the "material" tax consequences and not just "certain" tax consequences. Please also revise the heading of the section entitled "Certain U.S. Federal Income Tax Considerations" on page 191.

At the closing of the CD&R investment, we will enter into…, page 32

17. Please revise the disclosure in the second paragraph to explain the corporate governance provisions with which the company will not be required to comply, rather than merely citing to the particular sections of the NYSE listing manual.

The bankruptcy court may find the solicitation of acceptances inadequate, page 38

18. We note that the solicitation of votes must be in compliance with any "applicable nonbankruptcy law." Please revise, here or in another appropriate section, to describe the applicable nonbankruptcy law governing the adequacy of the disclosure.

Opinion of Greenhill Relating to the CD&R Investment, page 59

19. We note the disclosure regarding the limitation on reliance by security holders of the fairness opinion, including Greenhill's assertion that it will oppose any efforts by security holders to rely upon the opinion under applicable state law. Please state that resolution of the question of the availability of such a defense would have no effect

on the rights and responsibilities of your board of directors under applicable state law. Please also disclose that the availability of such a state-law defense would have no effect on the rights and responsibilities of either Greenhill or the board of directors under the federal securities laws.

Employee Benefit Matters, page 87

20. Please quantify the severance or change of control payments that each individual officer and director will receive in connection with the financial restructuring.

Change of Control Redemption Right, page 94

21. Please revise to clarify whether either the out-of-court or in-court financial restructuring will trigger the change of control redemption right.

The Exchange Offer, page 130

Extensions; Amendments, page 131

22. We note that the CD&R and ABL financing conditions remain unsatisfied. Please confirm your understanding that at least five business days must remain in the offer after either financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

23. We note the right to waive conditions. If the offeror decides to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the financing conditions would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with your view on this issue. See Rule 13e-4(e)(3).

Conditions to Completion of the Exchange Offer, page 137

24. You state in the second paragraph that each condition may be waived "at any time and from time to time." We believe this statement may suggest that conditions to the offer may be asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

The Prepackaged Plan, page 142

Anticipated Events in a Reorganization Case, page 143

25. Please revise to include the following disclosures:

- State that upon the commencement of the chapter 11 case, an official committee of unsecured creditors is mandated and will be appointed by the United States Trustee or the Bankruptcy Court and that the U.S. Trustee or the Bankruptcy Court may, at their discretion, appoint additional official committees of debenture holders or equity security holders;

- Describe the powers and duties of official committees under Section 1103 of the Bankruptcy Code; and

- State that upon filing bankruptcy, all creditors and equity security holders have standing to be heard on any issue in the Chapter 11 proceedings pursuant to Section 1109(b) of the Code.

Summary of Classification and Treatment of Claims and Equity Interest…, page 145

26. Please revise to describe the treatment of each class and to quantify the estimated allowed amount for each class.

Vote Required for Class Acceptance of the Prepackaged Plan, page 146

27. Please revise to describe how holders of claims may revoke their vote.

Confirmation of the Prepackaged Plan Without Acceptance by All Classes…, page 165

28. Please revise to specifically state whether you intend to seek a cram-down if the prepackaged plan is not accepted by all impaired classes, and if applicable, disclose your analysis of the unfair discrimination and fair and equitable test.

Valuation of the Company Post Restructuring, page 166

29. We note the statement in the first paragraph on page 167 that you do not assume responsibility for the accuracy of the projections. Please remove this statement, as you may not disclaim responsibility for the information included in the prospectus.

Limitation of Liability, page 175

30. Please revise to clearly state that the limitation of liability will not be effective to waive liabilities under the federal securities laws because any agreement to waive the

requirements of the federal securities laws is void under section 14 of the Securities Act.

Securities Laws Matters, page 178

31. Please advise us as to how the exemption in section 4(2) of the Securities Act would be available to conduct the transactions contemplated by the prepackaged plan.

Unaudited Projected Consolidated Financial Information for Restructuring…, page 179

32. We note the statement in the first paragraph that security holders should not take the projections into account when making their decision to tended their notes in the exchange offer. Please advise us as to the basis for this statement in light of the fact that the prepackaged plan is identical to the recapitalization plan, except with respect to the process for achieving the restructuring.

Certain U.S. Federal Income Tax Considerations, page 191

33. We note that counsel has provided a short-form tax opinion, which is filed as exhibit 8.1 to the registration statement. The disclosure set forth in this section must be counsel's opinion and may not be a mere summary of the material tax consequences. Please revise accordingly.

34. It appears that counsel is providing a number of "should" opinions with respect to the tax consequences. Please revise to clearly and specifically describe the uncertainties that cause counsel to be unable to give "will" opinions.

Incorporation of Certain Documents by Reference, page 200

35. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, if you intend to incorporate by reference future information, please ensure that you will amend the Schedule TO to expressly do so by specific reference to such information. Please confirm your understanding in this regard.

Item 22. Undertakings, page II-5

36. The Rule 430A undertaking set forth in paragraph 2 is not applicable to your offering. Please revise accordingly.

37. Please provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibits

38. Please file the dealer manager agreement with Greenhill. Please also file the final version of the lock-up agreement with all schedules; we note that only a form of the agreement has been filed.

Exhibit 5.1

39. Please have counsel confirm to us that he concurs with our understanding that his reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Exhibit 8.1

40. We note that you have provided a short-form tax opinion. Since the discussion in the prospectus is the opinion of counsel, the opinion in the second paragraph that the discussion of the tax consequences is "accurate in all material respects" is not appropriate. Please be advised that counsel must clearly opine that the discussion in the prospectus is counsel's opinion. Please have counsel revise its opinion accordingly. In addition, where such consequences are discussed in the prospectus, the disclosure must clearly state that they constitute the opinion of counsel. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 or in his absence, Peggy Kim, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3411 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Mark Gordon
         Mr. David K. Lam
         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, NY 10019

         Mr. James H.M. Sprayregen
         Mr. Paul M. Basta
         Mr. Christopher J. Marcus
         Kirkland & Ellis LLP
         601 Lexington Avenue
         New York, NY 10022